FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:February 09, 2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated
                            09 February 2006 - Unilever Frozen Foods

Exhibit 99




                         UNILEVER TO DIVEST MAJORITY OF

                         EUROPEAN FROZEN FOOD BUSINESS



                     ITALIAN FROZEN FOODS BUSINESS RETAINED



Unilever today announced that it had decided to put the majority of its Frozen Foods businesses in Europe up for sale. It decided to retain its Frozen Food operations in Italy.

Patrick Cescau, Group Chief Executive, said: "Deciding to put the majority of our European Frozen Food business up for sale has been a tough call. It has been a successful business for us over many years, we've built some great brands for consumers with memorable advertising, and they've created real value for our shareholders.

"However, although we have made great progress in increasing profitability in recent years growth has been harder to come by. After an exhaustive review we have decided that the best way for us to create value is by selling the majority of the European Frozen Food businesses."

Unilever's review, which was announced in September 2005, looked at all the possibilities for the business. The review concluded that a strategy to grow the businesses would not deliver satisfactory value for Unilever.


                                     - 2 -

Unilever concluded that its great frozen food brands could prosper better under other ownership and that divestment was the best option. It also concluded that now was a good time to consider divestment as it would be likely to lead the expected future consolidation in the frozen food sector.

The Italian Frozen Food business will continue to operate as part of the Unilever business.

Patrick Cescau said: "We believe it is right to retain the Italian Frozen Food business because it is inherently an attractive business with good growth prospects. It has a good track record, has strong leadership positions and is strategically important in a number of ways. It is our biggest single business in Italy and its retention plays an important role in future trade relations in that country. It is also an important source of innovation and technology in the attractive frozen meals segment that is proving so successful in the US."

Over time Unilever has bought and sold many businesses and factories and has built up vast experience of managing people issues both sensitively and professionally. It is acutely aware of the people issues and is committed to working with the relevant employee representatives in the countries affected.

Unilever's intention is to sell the business if the price is right, in whole or in part, as going concerns.

                                     -ENDS-

February 9, 2006


                                     - 3 -

Notes to Editors:

  - The intended sale includes the total frozen food portfolio under the well-known Iglo and Birds Eye brands

  - Unilever has a frozen foods portfolio in 11 countries: Austria, Belgium, France, Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain and the United Kingdom

  - There are five sourcing units:

Cisterna - Italy

Reken & Bremerhaven - Germany

Lowestoft & Hull - UK

  - Total turnover is approximately EUR2 billion

  - The Bertolli branded frozen side dishes business in the USA will be continued

  - Around 3,500 people work in this area across Europe, excluding Italy

  - The decision does not affect Ice cream which is a strategic priority for Unilever and will be continued





Press contacts:

UK

Trevor Gorin

Head of UK Media Relations                    +44 20 7822 6010

Europe

Tanno Massar

Director, European Media Relations            +31 10 217 4844